Sprott Physical Copper Trust 6-K

Exhibit 99.1

Interim Report to Unitholders

September 30, 2026

Table of Contents

This interim management report of fund performance is an analysis and explanation that is designed to complement and supplement the investment fund’s interim financial statements. A copy of the interim financial statements has been included within this Interim Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by contacting us using any of the methods noted under the Corporate Information section of this report, or by visiting our website at www.sprott.com or SEDAR at www.sedarplus.ca or EDGAR at www.sec.gov.

Unitholders may also contact us using any of the methods noted under the Corporate Information section of this report to request a copy of the investment fund’s most recent annual financial statements or quarterly portfolio disclosure. These documents are also available on our website.

Interim Management Report of Fund Performance	3

Interim Financial Statements	8

Sprott Physical Copper Trust
September 30, 2026

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Copper Trust (the “Trust”) is a closed-end mutual fund trust established on April 12, 2024 under the laws of the Province of Ontario, Canada and its provisions and features are set out in an amended and restated trust agreement dated as of May 10, 2024. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. WMC Energy B.V. is the technical advisor (the “Advisor”) to the Manager.

The Trust was created to invest and hold substantially all of its assets in physical copper. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical copper without the inconvenience that is typical of a direct investment in physical copper. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical copper and does not speculate with regard to short-term changes in copper prices.

Recent Developments

On June 6, 2024, the Trust closed its initial public offering of 10,000,000 transferable units (the “Units”) at a price of $10 per Unit (the “Offering”) and generated gross proceeds of $100 million. Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation (as “Joint Bookrunners”) and RBC Dominion Securities Inc. and TD Securities Inc. (together with the Joint Bookrunners, the “Underwriters”) acted as underwriters of the IPO. The units commenced trading on the same day in both U.S. dollars and Canadian dollars on the Toronto Stock Exchange (“TSX”) under the symbols “COP.U” and “COP.UN”, respectively.

On June 20, 2024, in connection with the Offering, the Underwriters partially exercised the over-allotment option and purchased 1,000,000 transferable Units at the initial public offering price of $10.00 per Unit (the “Over Allotment Exercise”) and generated gross proceeds of $10 million.

Of the $110 million gross proceeds raised through the above transactions, the Trust paid approximately $6.1 million in respect of underwriting commissions and other expenses, invested $100.4 million in physical copper at an average cost of $10,025.87 per metric ton and retained $3.5 million in cash in order to provide available funds for the Trust’s ongoing expenses and potential redemptions.

On July 8, 2024, the Trust entered into a Sales Agreement with Cantor Fitzgerald Canada Corporation, Virtu Canada Corp., Canaccord Genuity Corp. and BMO Nesbitt Burns Inc. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the TSX through a market maker in Canada pursuant to a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

On February 17, 2026, in connection with the previous approval by the United States’ Securities and Exchange Commission (the “SEC”) of a Rule 19b-4 application filed by the NYSE Arca to list and trade the Trust’s trust units on NYSE Arca, amendments were made to the Trust’s trust agreement. These amendments to the trust agreement became effective on May 1, 2026 following a meeting of unitholders of the Trust on April 30, 2026, where unitholders of the Trust voted to approve a resolution authorizing the restructuring of the trust from a non-redeemable investment fund to a mutual fund. Effective May 4, 2026, the Trust began trading on the NYSE Arca under the symbol “SCOP” in addition to its continued trading on the TSX.

Sprott Physical Copper Trust
September 30, 2026

The amendments to the trust agreement provide that the Trust’s previous semi-annual redemption feature has been replaced with a monthly redemption feature and the previous cap on the number of units that can be redeemed each redemption period (previously capped at 1.5% of the outstanding units at the end of the applicable notice period) has been removed; and certain consequential changes were also made in connection to the foregoing and the listing of the units on the NYSE Arca.

Risks

The risks of investing in the Trust are detailed in the Trust’s most recent prospectus or any amendments thereto. During the period, there were no changes to the Trust that materially affected the overall risk level associated with an investment in the Trust.

Results of Operations

For the three months ended September 30, 2026, the net change in unrealized gains on physical copper amounted to $16.1 million and net realized gains of $0.9 million, compared to the net change in unrealized gains of $2.6 million and net realized losses of $0.1 million during the same period in 2025. For the nine months ended September 30, 2026, the net change in unrealized gains on physical copper amounted to $25.9 million and net realized gains of $0.9 million on physical copper, compared to the unrealized gains of $18.1 million and net realized losses of $1.8 million during the same period in 2025.

During the nine months ended September 30, 2026, the Trust issued 5,447,514 units through the at-the-market offering program (the “ATM Program”) for gross proceeds of $66.6 million, and redeemed 296,900 units for $3.9 million of physical copper (including a partial cash outlay of $0.3 million) and 240,393 units for $2.7 million of cash. Comparatively, for the same period in 2025, the Trust issued no units through the ATM Program and redeemed 165,522 units for $1.2 million of cash.

The value of the net assets1 of the Trust as at September 30, 2026 was $214.8 million or $13.23 per unit, compared to $131.4 million or $11.60 per unit as at December 31, 2025. The Trust held 14,559 metric tons of physical copper as at September 30, 2026 compared to 9,945 metric tons at December 31, 2025. As at September 30, 2026, the spot price of physical copper was $14,609.40 per metric ton compared to the spot price of physical copper of $12,619.65 per metric ton as at December 31, 2025. The Trust returned 14.0% compared to the return on spot copper of 15.8% for the nine months ended September 30, 2026. Comparatively, for the same period in 2025, the Trust returned 17.4% compared to the return on spot copper of 18.3%.

The units closed at $12.16 on the NYSE Arca and $12.11 on the TSX on September 30, 2026 compared to a closing price of $11.31 on the TSX on December 31, 2025. These units are denominated in U.S. dollars on both exchanges. During the period from May 4, 2026 to September 30, 2026, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 7.8%.

The Trust pays its own expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees and commission of 1% on the sale and purchase of physical copper, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses2 for the three months ended September 30, 2026 amounted to $0.8 million compared to $0.3 million for the same period in 2025.

________________________

1Net assets are equal to total assets less total liabilities (or total equity) on the unaudited statements of financial position.

2The operating expenses non-GAAP measure is calculated for the three-month period to September 30, 2026 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.3 million, commissions of $nil, sales tax of $nil, and net foreign exchange losses (gains) of $nil (amounts for the three-month period to September 30, 2025 were $0.1 million, $nil, $nil, and $nil, respectively).

Sprott Physical Copper Trust
September 30, 2026

Operating expenses for the three months ended September 30, 2026 amounted to 1.51% of the average net assets1 during the period on an annualized basis, compared to 1.05% for the same period in 2025. Operating expenses2 for the nine months ended September 30, 2026 amounted to $1.7 million compared to $0.8 million for the same period in 2025. Operating expenses for the nine months ended September 30, 2026 amounted to 1.13% of average net assets1 during the period on an annualized basis, compared to 1.09% for the same period in 2025.

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable sales taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the three months ended September 30, 2026, the Trust incurred management fees of $0.3 million compared to $0.1 million for the same period in 2025. For the nine months ended September 30, 2026, the Trust incurred management fees of $0.7 million compared to $0.4 million for the same period in 2025. As at September 30, 2026, the Trust has a nominal amount of management fee payable3 compared to $nil as at December 31, 2025.

Commissions and Additional Fees

Pursuant to the management agreement, the Trust pays the Manager a commission of 1% of the gross value of any purchases or sales of copper, plus any applicable sales taxes, provided that the Manager shall be responsible for any and all third party brokerage fees, commissions and service charges and other similar fees relating to all such transactions. The Trust also pays the Manager an enhancement fee equal to 50% of the profit on all other transactions involving copper, which are not outright purchases or sales of copper, including any loan, swap or relocation of copper or other commercial transaction by or on behalf of the Trust. For the three months ended September 30, 2026, enhancement fees due to the Manager amounted to $nil and commissions and other service charges due to the Manager amounted to $nil, compared to a nominal amount and a nominal amount respectively for the same period in 2025. For the nine months ended September 30, 2026, enhancement fees due to the Manager amounted to $nil and commissions and other service charges due to the Manager amounted to $0.6 million, compared to $0.1 million and a nominal amount respectively for the same period in 2025. As at September 30, 2026, enhancement fees payable to the Manager amounted to $nil, and commissions and other service charges payable to the Manager amounted to $nil, compared to $nil and $nil respectively as at December 31, 2025.

Upon any unitholders’ redemption for cash, the unitholders pay the Manager an administration fee equivalent to 1.0% of the aggregate Net Asset Value (“NAV”) of the redeemed Units as at the applicable redemption date. For the three months ended September 30, 2026, administration fees charged to the unitholders from the Manager amounted to $nil, compared to $nil for the same period in 2025. For the nine months ended September 30, 2026, administration fees charged to the unitholders from the Manager amounted to a nominal amount, compared to a nominal amount for the same period in 2025.

_______________________

1Average net assets is the average of the daily net asset value of the Trust for the applicable period.

2The operating expenses non-GAAP measure is calculated for the year-to-date to September 30, 2026 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $0.7 million, commissions of $0.6 million, sales tax of $nil, and net foreign exchange losses (gains) of $nil (amounts for the year-to-date period to September 30, 2025 were $0.4 million, $nil, $nil, and $nil, respectively).

3Included in Accounts payable on the unaudited statements of financial position, if any.

Sprott Physical Copper Trust
September 30, 2026

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the period indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	For the nine months ended September 30, 2026 (unaudited) $	For the year ended December 31, 2025 $	For the period ended December 31, 2024[2] $
Net assets, beginning of period	11.60	8.16	10.00 [3]
Increase (decrease) from operations[4]:
Total revenue	0.01	0.01	0.02
Total expenses	(0.19)	(0.12)	(0.19)
Realized gains (losses) for the period	0.06	(0.16)	—
Unrealized gains (losses) for the period	1.62	3.67	(1.14)
Total increase (decrease) from operations	1.50	3.40	(1.31)
Net assets, end of period	13.23	11.60	8.16

1This information is derived from the Trust’s unaudited interim and audited annual financial statements.

22024 information is for the period from June 6, 2024 (commencement of operations) to December 31, 2024.

3Initial net assets.

4Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	For the nine months ended September 30, 2026 (unaudited)	For the year ended December 31, 2025	For the period ended December 31, 2024[1]
Total net asset value (000’s)[2]	$214,755	$131,433	$90,067
Number of Units outstanding[2]	16,236,723	11,326,502	11,034,857
Management expense ratio[3]	1.63%	1.30%	2.03%
Trading expense ratio[4]	0.43%	0.00%	1.86%
Portfolio turnover rate[5]	1.91%	—	—
Net asset value per Unit	$13.23	$11.60	$8.16	[6]
Closing market price – NYSE Arca	$12.16	—	—
Closing market price – TSX	$12.11	$11.31	$6.53

12024 information is for the period from June 6, 2024 (commencement of operations) to December 31, 2024.

2This information is provided as at the date shown, as applicable.

3Management expense ratio (“MER”) is based on total expenses (including applicable sales taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of average daily net asset value during the period. The MER for the period from June 6, 2024 (commencement of operations) to December 31, 2024 on an unannualized basis is 1.16%.

4The trading expense ratio represents total commissions and is expressed as an annualized percentage of average daily net asset value during the period shown.

5The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the trading costs payable by the Trust in the period, and the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

6As at December 31, 2024, there was a difference between the previously reported net asset value per Unit of $8.20 as at the date of the financial statements compared to the total equity per unit of $8.16 as presented in the statement of financial position, for a difference of $0.04. This difference was the result of additional information collected up to the date the financial statements were prepared and available to be issued. The valuation/cancellation of Units was not affected by this difference.

Past Performance

The indicated rates of return are the historical total returns, including changes in unit values, and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Copper Trust
September 30, 2026

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the periods shown. The chart shows, in percentage terms, how much an investment made on the first day of the period would have increased or decreased by the last day of each period.

Return (%)
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
42.2%
14.0%[2]
(18.4)%[1]
2024
2025
2026

1For the period from June 6, 2024 (commencement of operations) to December 31, 2024.

2For the nine months ended September 30, 2026.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at September 30, 2026 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Copper	99.0	Physical copper	99.0
Cash	1.0	Cash	1.0
Other assets, less liabilities	—	Other assets, less liabilities	—
		Total	100.0

Total Net Asset Value (000’s)	$214,755

This summary of investment portfolio may change due to the portfolio transactions of the Trust.

Sprott Physical Copper Trust

Unaudited interim financial statements

September 30, 2026

Sprott Physical Copper Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
	$	$	$	$
Income
Net change in unrealized gains (losses) on copper (note 5)	16,124	2,610	25,947	18,104
Net realized gains (losses) on sales and redemptions of copper (note 5)	917	(77)	917	(1,797)
Other income	20	39	124	102
	17,061	2,572	26,988	16,409

Expenses
Management fees (note 8)	269	125	735	365
Storage fees	287	164	672	483
Commissions (note 8)	—	3	639	3
Listing and regulatory filing fees	200	27	364	78
Legal fees	171	9	328	28
Audit fees	82	42	151	124
Administrative fees	34	11	67	59
Unitholder reporting costs	36	5	66	15
Independent Review Committee fees	2	2	6	6
Trustee fees	1	1	3	3
Custodial fees	2	1	3	2
Net foreign exchange losses (gains)	1	2	1	2
	1,085	392	3,035	1,168

Net income (loss) and comprehensive income (loss)	15,976	2,180	23,953	15,241
Weighted average number of Units	16,530,396	10,869,335	15,946,944	10,961,494

Increase (decrease) in total equity from operations per Unit	0.97	0.20	1.50	1.39

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust

Unaudited statements of financial position

(in thousands of U.S. dollars)

	As at September 30, 2026	As at December 31, 2025
	$	$
Assets
Cash	2,090	5,932
Prepaid assets	7	178
Sales tax recoverable	145	29
Other assets	284	—
Copper (note 5)	212,698	125,502
Total assets	215,224	131,641

Liabilities
Accounts payable	469	208
Total liabilities	469	208

Equity
Unitholders’ capital	174,770	113,514
Unit premiums and reserves	343	202
Retained earnings (deficit)	46,399	23,817
Underwriting commissions and issue expenses	(6,757)	(6,100)
Total equity (note 7)	214,755	131,433

Total liabilities and equity	215,224	131,641

Total equity per Unit	13.23	11.60

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Copper Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the nine months ended September 30, 2026 and 2025

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2025	11,034,857	110,056	(13,975)	(6,075)	61	90,067
Cost of redemption of Units (note 7)	(165,522)	(1,655)	416	—	62	(1,177)
Net income (loss) and comprehensive income (loss) for the period	—	—	15,241	—	—	15,241
Balance as at September 30, 2025	10,869,335	108,401	1,682	(6,075)	123	104,131
Balance as at January 1, 2026	11,326,502	113,514	23,817	(6,100)	202	131,433
Proceeds from issuance of Units (note 7)	5,447,514	66,629	—	—	—	66,629
Cost of redemption of Units (note 7)	(537,293)	(5,373)	(1,371)	—	141	(6,603)
Net income (loss) and comprehensive income (loss) for the period	—	—	23,953	—	—	23,953
Underwriting commissions and issue expenses	—	—	—	(657)	—	(657)
Balance as at September 30, 2026	16,236,723	174,770	46,399	(6,757)	343	214,755

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
	$	$
Cash flows from operating activities
Net income (loss) for the period	23,953	15,241
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Net change in unrealized (gains) losses on copper	(25,947)	(18,104)
Net realized (gains) losses on sales and redemptions of copper	(917)	1,797
Net changes in operating assets and liabilities
(Increase) decrease in prepaid assets	171	(151)
(Increase) decrease in sales tax recoverable	(116)	141
(Increase) decrease in other assets	(284)	—
Increase (decrease) in accounts payable	261	46
Net cash provided by (used in) operating activities	(2,879)	(1,030)

Cash flows from investing activities
Purchases of copper	(63,967)	—
Sales of copper	—	1,467
Net cash provided by (used in) investing activities	(63,967)	1,467

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	66,629	—
Payments on redemption of Units (note 7)	(2,968)	(1,177)
Underwriting commissions and issue expenses	(657)	—
Net cash provided by (used in) financing activities	63,004	(1,177)

Net increase (decrease) in cash during the period	(3,842)	(740)
Cash at beginning of period	5,932	891
Cash at end of period	2,090	151

The accompanying notes are an integral part of these financial statements.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

1. Organization of the Trust

Sprott Physical Copper Trust (the “Trust”) is a closed-end mutual fund trust established under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of April 12, 2024, as amended and restated on May 10, 2024. The commencement of operations of the Trust was June 6, 2024. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trust. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services Trust also acts as custodian on behalf of the Trust for the Trust’s assets other than physical copper. Access World, Pacorini Global Services (PGS), and C. Steinweg Group individually act as custodians on behalf of the Trust for the physical copper owned by the Trust. The Trust’s registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical copper without the inconvenience that is typical of a direct investment in physical copper. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical copper and does not speculate with regard to short-term changes in copper prices.

The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of the Trust are as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols
Sprott Physical Copper Trust	April 12, 2024, as amended and restated as of May 10, 2024 and February 17, 2026	June 6, 2024	SCOP (NYSE Arca), COP.U (TSX $US), COP.UN (TSX $CA)

The unaudited statements of financial position for the Trust are as at September 30, 2026 and December 31, 2025. The unaudited statements of comprehensive income (loss) are for the three and nine month periods ended September 30, 2026 and 2025, and the unaudited statements of changes in equity and unaudited statements of cash flows for the Trust are for the nine month periods ended September 30, 2026 and 2025. These unaudited interim financial statements were authorized for issue by the Manager on November 11, 2026.

2. Basis of Preparation

These unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical copper and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

3. Summary of Material Accounting Policies

The following is a summary of material accounting policy information followed by the Trust:

Physical copper

Investments in physical copper are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model. Investment transactions in physical copper are accounted for on the trade date basis. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis. From time to time, the Trust enters into location exchanges with third parties whereby the Trust provides copper to the counterparty at a storage facility and receives similar copper at an alternate storage facility.

Other financial assets and liabilities

Other financial assets and liabilities are recognized at fair value upon initial recognition. Other financial assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities such as accounts payable are measured at amortized cost.

Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust would not have any income tax liability. As a result, the Manager has determined that the Trust is in substance not taxable and therefore does not record income taxes in the statements of comprehensive income (loss) nor does it recognize any deferred tax assets or liabilities in the statements of financial position.

Functional and presentation currency

The Trust’s functional and presentation currency is the U.S. dollar. The Trust’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Future accounting standards

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.

IFRS 18 is effective for the Trust’s fiscal year beginning January 1, 2027 and will be applied retrospectively. The Trust is currently assessing the impacts of the conversion to IFRS 18.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trust has made in preparing the financial statements:

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

Estimation uncertainty

For income tax purposes, the Trust generally treats gains (or losses) from the disposition of copper as capital gains (or losses), rather than income, as the Trust intends to be a long-term passive holder of copper, and generally disposes of its holdings in copper only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of investment trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trust based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trust uses a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value its investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trust has the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical copper is measured at fair value. The fair value measurement of all copper falls within Level 2 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, sales tax recoverable, other assets, accounts payable, due to manager and trade and other liabilities, where applicable, approximate their fair values due to their short-term nature.

The reconciliation of copper holdings for the nine months ended September 30, 2026 and year ended December 31, 2025 is presented as follows:

	September 30, 2026	December 31, 2025
	$	$
Balance at beginning of period	125,502	89,246
Purchases	63,967	—
Sales	—	(2,266)
Redemptions for physical copper	(3,635)	—
Net change in unrealized gains (losses)	25,947	40,261
Net realized gains (losses) on sales and redemptions of physical copper	917	(1,739)
Balance at end of period	212,698	125,502

The acquisition costs of physical copper as at September 30, 2026 and December 31, 2025 were $159,032 and $97,783, respectively.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

6. Financial Risk, Management and Objectives

The Trust’s objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy, as noted in the Trust’s offering documents. The Trust’s Manager is responsible for identifying and managing risks. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the copper that it holds. Only certain risks of the Trust are actively managed by the Manager, as the Trust is a passive investment vehicle. Significant risks that are relevant to the Trust are discussed below.

Price risk

Price risk arises from the possibility that changes in the market price of the Trust’s investments, which consist almost entirely of copper, will result in changes in fair value of such investments. If the price of copper increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $2.1 million (December 31, 2025: $1.3 million); conversely, if the value of copper decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust’s assets, substantially all of which consist of investment in copper, are priced in U.S. dollars. Some of the Trust’s expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at September 30, 2026, approximately $21 (December 31, 2025: ($159)) of the Trust’s net balance of other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would not have a material impact to the Trust.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling copper transactions. It is the Trust’s policy to only transact with reputable counterparties. The Manager, in conjunction with its Advisor, closely monitors the creditworthiness of the Trust’s counterparties, such as copper suppliers, by reviewing their financial statements when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in copper by only engaging in transactions with copper suppliers with high creditworthiness who are governed by the membership and governance rules of the London Metal Exchange (“LME”). The LME is a Recognized Investment Exchange (RIE), regulated directly by the Financial Conduct Authority (FCA) for the trading of industrial metals.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and physical copper. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, as described in Note 7, which requires 15-day advance notice to the Trust. The Trust’s liquidity risk is minimal, since its primary investment is physical copper, which trades in a highly liquid market. All of the Trust’s financial liabilities, including due to broker, accounts payable and management fees payable, where applicable, have maturities of less than three months.

Concentration risk

The Trust’s risk is concentrated in physical copper held by three custodians, whose value constitutes 50.4%, 45.2% and 3.4% of total equity as at September 30, 2026. (63.5% and 32.0% of total equity for physical copper held across two custodians as at December 31, 2025).

Tax Loss Carryforwards

As of the taxation year ended December 31, 2025, the Trust had capital losses available for tax purposes of $202 (December 31, 2024: $nil).

7. Unitholders’ Capital

The Trust is authorized to issue an unlimited number of redeemable, transferable Trust Units in one or more classes and series of Units. Currently, the Trust’s capital is represented by the issued, redeemable, transferable Trust Units. Incremental costs directly attributable to the issue of new units are shown in equity as a deduction from the proceeds. Quantitative information about the Trust’s capital is provided in its statements of changes in equity. Under the trust agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical copper or cash. Units redeemed for physical copper will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. Redemption requests must be for amounts that are at least equivalent to 100 metric tons of copper, or an integral multiple thereof, plus applicable expenses. In this regard, a unitholder may also receive cash when redeeming Units in exchange for physical copper to satisfy the value of any partial redemption. A unitholder redeeming Units for copper will be responsible for the expenses incurred in connection with effecting the redemption including sales or other value-added taxes and applicable transfer and delivery expenses.

Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price (in U.S. dollars) of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed; and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed less an administration fee payable to the Trust equal to the out-of-pocket fees, costs and expenses of the Trust associated with such redemption, including amounts payable under the management agreement in connection with the sale of copper to fund the cash redemption amount, and a further administration fee payable to the Manager equal to 1.0% of the aggregate NAV of the redeemed Units as at the valuation time on the applicable redemption date to offset the handling, logistical requirements and administration in connection with a redemption of Units for cash.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trust’s units are classified as equity on the statements of financial position, since the Trust’s units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity. The units entitle the holder to a pro-rata share of net assets, are the most subordinate class, and total expected cash flows attributable to the units are based on the change in fair value of the Trust.

Net Asset Value

NAV is defined as the Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical copper based on the end-of-day price provided by widely recognized pricing sources.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders’ capital in the statement of financial position can vary depending on the demand for subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of such Units beyond those included in its trust agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust’s objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical copper; and

•To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trust in managing its capital.

8. Related Party Disclosures

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable sales taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. As at September 30, 2026, the Trust has a nominal amount of management fee payable, as included in Accounts payable in the statements of financial position compared to $nil as at December 31, 2025.

Pursuant to the management agreement, the Trust pays the Manager a commission of 1% of the gross value of any purchases or sales of copper, plus any applicable sales taxes, provided that the Manager shall be responsible for any and all third party brokerage fees, commissions and service charges and other similar fees relating to all such transactions. The Trust also pays the Manager an enhancement fee equal to 50% of the profit on all other transactions involving copper, which are not outright purchases or sales of copper, such as lending and exchange transactions. For the three months ended September 30, 2026, enhancement fees due to the Manager amounted to $nil and commissions and other service charges due to the Manager amounted to $nil, compared to a nominal amount and a nominal amount respectively for the same period in 2025. For the nine months ended September 30, 2026, enhancement fees due to the Manager amounted to $nil and commissions and other service charges due to the Manager amounted to $0.6 million, compared to $0.1 million and a nominal amount respectively for the same period in 2025. As at September 30, 2026, enhancement fees payable to the Manager amounted to $nil, and commissions and other service charges payable to the Manager amounted to $nil, compared to $nil and $nil respectively as at December 31, 2025.

Sprott Physical Copper Trust Notes to financial statements	September 30, 2026
(in thousands of U.S. dollars, unless otherwise indicated)

Upon any unitholders’ redemption for cash, the unitholders pay the Manager an administration fee equivalent to 1.0% of the aggregate NAV of the redeemed Units as at the applicable redemption date. For the three months ended September 30, 2026, administration fees charged to the unitholders from the Manager amounted to $nil, compared to $nil for the same period in 2025. For the nine months ended September 30, 2026, administration fees charged to the unitholders from the Manager amounted to a nominal amount, compared to a nominal amount for the same period in 2025.

As of September 30, 2026, Sprott Inc., the parent entity of the Manager, held 1,029,000 units of the Trust (December 31, 2025: 1,029,000 units).

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Copper Trust
Royal Bank Plaza, South Tower
200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1
Toll Free: (888) 622-1813
Email: bullion@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court

West 199 Bay Street

Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

www.sprott.com